Exhibit 99.1

CORPBANCA AND SUBSIDIARIES

As of April 30, 2009

The following interim financial information of CorpBanca as of April 30, 2009 has been published on our website in accordance with circular No. 18 of the Superintendency of Banks and Financial Institutions dated September 1, 2008.

Consolidated Balance Sheet Accounts (unaudited)

MCh$
Total loans	4,867,482
Total assets	6,070,861

Current accounts and demand deposits	397,178
Time deposits and savings accounts	3,365,445
Borrowings from financial institutions	399,923
Debt issued	771,762

Equity	476,783

Condensed Consolidated Statement of Income (unaudited)

MCh$
Total operating revenue	96,049
Provisions for loan losses	(28,724)
Operating expenses	(40,951)

Operating income	26,374
Income attributable to investments in other companies	117

Income before taxes	26,491
Income taxes	(4,249)

Net income for the period	22,242

The above financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and financial institutions.

Jaime Del Solar Honorato	Mario Chamorro Carrizo
Accounting Manager	Chief Executive Officer